
STRATEGY.
EXECUTION.
RESULTS.
URS
URS CORPORATION
2009 ANNUAL REPORT

10012072

Received SEC
APR 2 7 2010
Washington, DC 20549

THE COMPANY

URS Corporation is a fully integrated engineering, construction and technical services organization with the capabilities to support every stage of the project life cycle. The Company offers a full range of program management; planning, design and engineering; systems engineering and technical assistance; construction and construction management; operations and maintenance; and decommissioning and closure services.

Our comprehensive skills and expertise are a valued resource to clients around the world, including U.S. federal government agencies, national governments of other countries, state and local government agencies both in the United States and internationally, FORTUNE 500 companies and other multinational corporations. Our business is focused on four key market sectors: federal, infrastructure, power, and industrial and commercial. We have approximately 45,000 employees and an established presence in major cities in the Americas, Europe and Asia-Pacific.

Headquartered in San Francisco, URS is a publicly held company listed on the New York Stock Exchange under the symbol *URS*. For more information about URS, please see our Annual Report on Form 10-K for the fiscal year ended January 1, 2010, which accompanies this Annual Report to Stockholders.

Cover:
URS' expertise has been key in the construction of technologically advanced, environmentally responsible industrial facilities such as the Holcim cement plant in Missouri.

TABLE OF CONTENTS

URS Corporation's 2009 Annual Report to Stockholders contains statements that are not historical fact and that may constitute forward-looking statements involving risks and uncertainties, including statements about our future growth and future economic and business conditions. Our actual results could differ materially from those discussed in this Annual Report. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors" in URS Corporation's Annual Report on Form 10-K, which accompanies this Annual Report and also was filed with the Securities and Exchange Commission on March 2, 2010.

FINANCIAL HIGHLIGHTS

Financial data for the past five fiscal years are summarized below. This financial data should be read in conjunction with the information contained in our financial statements and accompanying notes, and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2010. URS' Form 10-K, which was filed with the Securities and Exchange Commission on March 2, 2010, accompanies this Annual Report to Stockholders.

(In millions, except per share data)	Year ended January 1, 2010[1]	Year ended January 2, 2009[1]	Year ended December 28, 2007[1,2]	Year ended December 29, 2006[1]	Year ended December 30, 2005[1]
Income Statement Data:					
Revenues	**$ 9,249.1**	$ 10,086.3	$ 5,383.0	$ 4,222.9	$ 3,890.3
Cost of revenues[3]	**(8,772.4)**	(9,608.8)	(5,095.2)	(3,978.1)	(3,660.5)
Impairment of an intangible asset[4]	**(32.8)**	—	—	—	—
General and administrative expenses[3,5,6]	**(75.8)**	(78.7)	(56.5)	(43.3)	(82.7)
Equity in income of unconsolidated joint ventures	**100.9**	106.3	31.5	17.3	27.3
Operating income	**469.0**	505.1	262.8	218.8	174.4
Interest expense	**(48.4)**	(90.7)	(27.7)	(19.8)	(31.6)
Other income, net[7]	**47.9**	—	—	—	—
Income before income tax	**468.5**	414.4	235.1	199.0	142.8
Net income attributable to URS[8]	**269.1**	219.8	132.2	113.0	82.5
Diluted earnings per share[9]	**$ 3.29**	$ 2.59	$ 2.30	$ 2.15	$ 1.71
Balance Sheet Data (As of the end of period):					
Cash and cash equivalents	**$ 720.6**	$ 224.0	$ 256.5	$ 89.5	$ 101.5
Total assets	**$ 6,904.4**	$ 7,001.2	$ 6,930.0	$ 2,581.0	$ 2,469.4
Total indebtedness	**$ 805.0**	$ 1,108.0	$ 1,306.8	$ 168.6	$ 318.6
Total URS stockholders' equity	**$ 3,905.8**	$ 3,624.6	$ 3,478.6	$ 1,506.7	$ 1,344.5

Corresponding footnotes are presented on page 27 of this Annual Report to Stockholders.



Revenues
in millions
$3,890.3
$4,222.9
$5,383.0
$10,086.3
$9,249.1
05 06 07 08 09
Net Income Attributable to URS
in millions
$82.5
$113.0
$132.2
$219.8
$269.1
05 06 07 08 09
Total URS Stockholders' Equity
in millions
$1,344.5
$1,506.7
$3,478.6
$3,624.6
$3,905.8
05 06 07 08 09
Backlog
in millions
$3,838*
$4,637*
$17,659*
$17,282*
$17,309*
05 06 07 08 09

* Unaudited

CHAIRMAN'S LETTER.

TO OUR STOCKHOLDERS:

We are pleased to report that 2009 was another successful year for URS—we recorded revenues of $9.2 billion and net income of $269 million. Earnings per share (EPS) was $3.29, a 27% increase over fiscal 2008 and our fifth consecutive year of EPS growth. We generated $652 million in cash from operating activities, a 74% increase over the cash generated in 2008. We ended fiscal 2009 with a book of business of $29.4 billion, compared to $29.1 billion at the end of the last fiscal year.

These accomplishments are particularly gratifying given the economic weakness that affected companies worldwide last year, and because they demonstrate the success of our strategy to build diversified businesses in the federal, infrastructure, power, and industrial and commercial market sectors. As a result of this strategy, URS is not dependent on any single market, funding source or commodity price. This is a key strength for the Company and enabled URS to deliver strong results and win new work in the most challenging economic environment in decades.

Fiscal 2009 was a record year for the Company's federal sector business, reflecting our successful efforts to expand our work with the U.S. Departments of Defense and Energy—our two largest federal clients—as well as with many other government agencies. This work included the engineering, construction and technical services we provided to the Department of Defense to support a variety of missions, including operations in the Middle East, the redevelopment and expansion of bases worldwide, and the operation of military and other federal installations.

Our work for the Department of Energy included the management of complex programs involving the recovery, treatment and storage of radioactive waste. We also expanded our nuclear management work outside the United States, completing the first full year operating the Sellafield complex on behalf of the United Kingdom's Nuclear Decommissioning Authority.

The Company's strong performance underscores our leading positions in some of the fastest-growing portions of the federal market sector, which has enabled our revenues to grow more quickly than the budgets of the agencies we serve. Given the positive trends in this sector and the diverse services we provide, we expect our federal business to continue to grow in the year ahead.

OUR DIVERSIFIED BUSINESS MIX ENABLED URS TO DELIVER STRONG RESULTS AND WIN NEW WORK IN THE MOST CHALLENGING ECONOMIC ENVIRONMENT IN DECADES.

In the infrastructure sector, URS continued to benefit from diverse funding sources, our presence in nearly every U.S. state and our ability to provide fully integrated engineering and construction services. Although many states and municipalities across the United States faced record budget deficits in 2009, the availability of funding from a variety of other sources, including bond programs, dedicated tax measures and the federal stimulus package, continued to support infrastructure programs.

Our expertise in diverse types of large-scale infrastructure projects—including surface, air and rail transportation networks, water and wastewater treatment facilities, and many types of public buildings—enabled the Company to generate relatively stable results in this market sector and grow our backlog of work. In the year ahead, we expect to benefit from continued demand and increased funding for major infrastructure programs.

Our performance in the power market sector in 2009 reflected a decline in capital spending by many of our customers and the winding down and completion of more than a dozen large air quality control projects to meet a 2010 emissions reduction deadline. Despite the short-term effects of the economic downturn and the timing of regulatory mandates, we are confident in our long-term prospects in this market sector.

There are signs of an emerging growth cycle as our power clients plan for the next phase of capital investments. These investments are expected to include major air quality control projects to meet emissions reduction requirements that take effect in 2015 and the development of new gas-fired and nuclear power facilities as the economy recovers and the demand for electricity rises. With our expertise in the engineering and construction of virtually every type of power plant, we expect these trends will generate new opportunities for URS in 2011 and 2012.

In the past fiscal year, our work in the industrial and commercial sector was the most affected by the economic downturn. In response to lower commodity prices and reduced demand for manufactured goods, many of our customers in the oil and gas, manufacturing and mining industries cut production levels and reduced capital spending on the types of programs that require the engineering and construction services we provide. At the same time, demand remained steady for our facility management services as clients continued to outsource non-core activities to better manage their overhead costs.

URS IS NOT DEPENDENT ON ANY SINGLE MARKET, FUNDING SOURCE OR COMMODITY PRICE.

With the stabilization of some commodity prices and positive indicators in certain measures of the economy, we are beginning to see new opportunities in this market sector. Although we expect that 2010 will be a transitional year for many of our industrial and commercial customers, we are confident that, longer term, growth will resume as the economy recovers.

In summary, we are pleased with the Company's performance in 2009, particularly given the difficult economic conditions. The strength of our federal sector and relative stability of the infrastructure sector helped to offset short-term weakness in our power and industrial and commercial businesses.

This year's Annual Report—*Strategy. Execution. Results.*—describes how, through the successful execution of our diversification strategy, URS delivered strong results in 2009 and is strategically positioned for future growth in each of our key markets. It also highlights projects that demonstrate our broad technical capabilities and global resources, the talent and ingenuity of our employees, and their expertise performing the largest and most complex assignments.

THE STRENGTH OF OUR FEDERAL SECTOR AND RELATIVE STABILITY OF THE INFRASTRUCTURE SECTOR HELPED TO OFFSET SHORT-TERM WEAKNESS IN OUR POWER AND INDUSTRIAL AND COMMERCIAL BUSINESSES.

I should like to thank our stockholders, clients and employees for their ongoing support and confidence in URS. I also should like to extend my sincere gratitude to H. Jesse Arnelle, who is retiring in May after six years of distinguished service as a member of the URS Board of Directors. Drawing upon his wealth of experience, gained from an impressive legal career and service on the boards of other major corporations, Jesse's leadership and keen business perspective have been invaluable to URS as the Company has evolved and grown.

I look forward to updating you on our progress in 2010.

Martin M. Koffel
Chairman and Chief Executive Officer

STRATEGY.

At URS, we measure success by what we achieve for our stockholders, customers and employees. For more than a decade, we have pursued a strategy focused on building a leading engineering, construction and technical services organization with the diversification to succeed throughout the business cycle, deliver value to our stockholders, address the increasingly complex needs of our customers, and attract and retain the industry's finest talent.

THE STRATEGIC DIVERSIFICATION OF OUR BUSINESS ENABLED THE COMPANY TO DELIVER STRONG RESULTS IN 2009, DESPITE CHALLENGING ECONOMIC CONDITIONS.


INDUSTRIAL & COMMERCIAL
22%
INFRASTRUCTURE
18%
POWER
15%
FEDERAL
45%

REVENUE BY MARKET SECTOR

A DIVERSIFIED BUSINESS PORTFOLIO

The cornerstone of our strategy has been to diversify our business in stable, long-term markets, enhance our resources and technical capabilities, and extend our geographic reach. Today's URS reflects the success of this strategy. We now serve four key market sectors—federal, infrastructure, power, and industrial and commercial—all offering long-term growth opportunities. In each of these markets, we provide services for every stage of a project—from program management, planning, design and engineering, and systems engineering and technical assistance through construction and construction management to operations and maintenance, and decommissioning and closure. We serve customers around the world through a network of more than 400 offices in over 30 countries.

DELIVERING VALUE TO OUR STOCKHOLDERS

For our stockholders, the diversification of our business means we are not dependent on any single market, funding source or commodity price to maintain the strength of the Company. Our diversified business mix enabled URS to achieve significant earnings growth, generate strong cash flow and win new work in 2009—despite the challenging business environment.

MEETING THE FULL-SERVICE NEEDS OF OUR CUSTOMERS

Through the successful execution of our growth strategy, URS has the resources and capabilities to meet our customers' needs through the entire project life cycle. As projects have become larger and more complex, many customers rely on URS as a single-source provider of integrated engineering, construction and technical services. Our financial stability and commitment to operational, project and safety excellence make URS an attractive business partner—allowing us to build long-term client relationships in all the markets we serve.

ATTRACTING TOP TALENT TO URS

Our leadership position and portfolio of challenging, high-profile assignments attract top talent to URS. We offer employees countless career paths and outstanding opportunities for professional development. And, we provide a work environment that encourages individuals to collaborate and solve complex problems. Whether a candidate is a new college graduate or a seasoned professional, URS offers career opportunities few companies can match.

URS' BOOK OF BUSINESS CONTINUED TO GROW IN 2009, AND WE ENDED THE YEAR WITH A TOTAL BOOK OF BUSINESS OF $29.4 BILLION.


DOLLARS
IN BILLIONS
32
30
28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
OPTION
YEARS
INDEFINITE
DELIVERY
CONTRACTS
BACKLOG
$10.0
$1.1
$5.1
$3.8
$10.8
$1.0
$5.2
$4.6
$25.7
$2.4
$5.7
$17.6
$29.1
$4.3
$7.6
$17.2
$29.4
$5.0
$7.1
$17.3
2005
2006
2007
2008
2009
FISCAL YEAR

BOOK OF BUSINESS

EXECUTION.



URS' engineering, construction management and environmental services for the reconstruction of the Woodrow Wilson Bridge in metropolitan Washington, DC, have helped to virtually eliminate one of the worst traffic bottlenecks in the United States.



FEDERAL.

OPERATIONS & MAINTENANCE. ENVIRONMENTAL & NUCLEAR MANAGEMENT
BASE & RANGE OPERATIONS. THREAT REDUCTION. MILITARY & GOVERNMENT FACILITIES

Meeting the challenges of continuing conflicts in the Middle East, the threat of terrorism worldwide, the cleanup of Cold War-era nuclear sites and the safe destruction of obsolete weapons are just some of the complex issues facing federal agencies today.

At URS, we work side-by-side with the Department of Defense (DOD), the Department of Energy (DOE) and more than 25 other U.S. federal agencies, helping them conduct their daily operations and providing a variety of technical services to support their missions. We also assist agencies of other national governments, such as the United Kingdom's Nuclear Decommissioning Authority.

For 2010, the DOD and DOE have received increased funding for a variety of missions—such as the deployment of additional troops to Afghanistan, the redevelopment and expansion of military bases and other DOD facilities worldwide, and the management of complex programs involving the cleanup of radioactive and other hazardous waste. As a major federal contractor, URS provides mission-critical services for every stage of federal programs and initiatives—from program management, planning, design, systems engineering and technical assistance through construction and operations and maintenance to decommissioning and closure.

OPERATIONS & MAINTENANCE. Much of the equipment used by the military in Iraq and Afghanistan needs constant maintenance, modernization and repair to remain operational. At DOD facilities around the world, URS' logistics specialists and technicians help rebuild and maintain all types of wheeled and tracked vehicles, as well as rotary and fixed-wing aircraft. The DOD's short- and long-term strategies call for increased reliance on helicopters and unmanned aerial systems, which we expect will generate additional demand for these services. In addition, we manage the warehousing, packaging and distribution of equipment and supplies at military depots and distribution centers.

URS PLAYS A KEY ROLE IN SUPPORTING THE CORE MISSIONS OF THE DOD, THE DOE AND OTHER FEDERAL AGENCIES.



Harmless water vapor is expelled from an incinerator that is safely destroying aging chemical weapons at the Pine Bluff Chemical Agent Disposal Facility in Arkansas.



At the U.S. Army's Camp Carroll facility, URS inspects and maintains combat vehicles, weapons, turret systems and other military equipment.

URS operates the National Radar Cross Section Test Facility, which evaluates various aircraft and provides radar information for the DOD.

URS' BACKLOG OF FEDERAL WORK GREW MORE THAN 18% IN FISCAL 2009 TO $12.1 BILLION.


U.S. AIR FORCE
5152
15TH AW
154TH WG

URS designed and constructed a 60,000-square-foot corrosion control hangar and a 20,000-square-foot maintenance facility for C-17 aircraft at Hickam Air Force Base in Hawaii.



At the 586-square-mile Hanford Site in Washington State, a URS-led joint venture is managing the cleanup of 53 million gallons of high-level nuclear waste.

TO SUPPORT THE DOD'S CONTINUING DEMAND FOR ENGINEERING AND CONSTRUCTION SERVICES, MORE THAN $23 BILLION HAS BEEN ALLOCATED FOR THE MILITARY CONSTRUCTION PROGRAM IN 2010.

Source: U.S. Congress, Committees on Appropriations, December 2009

FEDERAL. Continued

ENVIRONMENTAL & NUCLEAR MANAGEMENT. The nuclear arms race has left a legacy of more than 100 sites across the United States that are contaminated with radioactive material. Cleanup work at these sites has been accelerated by approximately $6 billion of American Recovery and Reinvestment Act funding, including $1.5 billion in funding for five DOE sites with contracts managed by URS. The DOE also oversees U.S. National Laboratories for nuclear and energy research, and URS is part of consortiums that manage four of these sites. In the United Kingdom, a URS-led consortium is managing the operation and cleanup of the Sellafield nuclear complex, one of the world's largest nuclear sites, on behalf of the Nuclear Decommissioning Authority.

BASE & RANGE OPERATIONS. Many specialized government installations, military bases, laboratories, and large test and training ranges are operated around-the-clock by private sector companies such as URS. For example, we manage operations at the DOD's National Radar Cross Section Test Facility. We also provide mission-focused institutional services in support of NASA and U.S. Air Force programs at Kennedy Space Center in Florida.

THREAT REDUCTION. As a partner in an international treaty, the United States has been destroying its aging chemical weapons stockpile—some of which dates back to World War I. URS manages four facilities that develop and implement technologies to eliminate mustard gas and other chemical weapons. At the same time, the threat of attack from weapons of mass destruction remains a risk to life and property worldwide. To help the country be prepared for these chemical, biological, radiological, nuclear and explosive threats, URS supports training for first responders from the U.S. Army and a variety of civilian agencies.

MILITARY & GOVERNMENT FACILITIES. The DOD's Military Transformation Initiative is driving the construction and modernization of military infrastructure and installations around the world. As a part of these activities, URS is supporting the continued expansion of a number of operating bases in the Middle East, as well as the realignment of installations in the United States and other allied countries. The work includes beddown facilities for the next generation of military aircraft, housing for servicemen and women, and healthcare facilities.

INFRASTRUCTURE.

AIRPORTS, HIGHWAYS & BRIDGES, RAIL & TRANSIT, FACILITIES, WATER RESOURCES, PORTS & HARBORS

Deteriorating roads and bridges, outdated flood control facilities, overburdened airports and crumbling public buildings—the need to repair and modernize infrastructure is an issue of critical proportions.

Despite the challenging economic environment and the budget pressures facing many governments, a diverse variety of funding mechanisms is helping to keep infrastructure projects moving forward. In the United States, efforts to rebuild and expand public infrastructure traditionally have been funded by state and local governments, with federal programs offering matching funds for many types of projects. But today, a growing number of infrastructure improvement programs are being financed through other sources, such as the American Recovery and Reinvestment Act (ARRA), bond sales, dedicated tax measures and private sector financing.

URS is one of the few firms with the in-house capabilities to support every stage of large-scale infrastructure projects—from program management, planning, design and engineering through construction and construction management to operations and maintenance. With a presence in nearly every U.S. state and our experience providing services for all types of complex infrastructure programs, URS is strategically positioned to benefit from continued strong demand in this market.

AIRPORTS. The ARRA includes $1.1 billion in funding for airport construction projects, and more than 30 U.S. airports are using this funding to improve their facilities. In addition, the Transportation Security Administration is spending billions to implement new security programs, many of which require terminal and system design modifications. As a leader in the management, planning and design of both landside and airside facilities, URS has helped hundreds of airport authorities implement their programs for both new and expanded airport facilities.

OVER THE NEXT FIVE YEARS, AN INVESTMENT OF $2.2 TRILLION IS NEEDED TO REVERSE THE DETERIORATING CONDITION OF PUBLIC INFRASTRUCTURE IN THE UNITED STATES.

Source: American Society of Civil Engineers, March 2010

URS provided design services for the rehabilitation of I-64 in St. Louis—the largest highway project in Missouri history and the first design-build project in the state.



As program manager for the first phase of Dallas/Fort Worth International Airport's $1.8 billion renovation, URS will oversee the modernization of four 36-year-old terminals.

URS architects and engineers designed a new state-of-the-art cancer treatment facility in Grand Rapids, Michigan.

URS' BACKLOG OF INFRASTRUCTURE WORK GREW 13% IN FISCAL 2009 TO $2.6 BILLION.


East LA/Civic Center
NO VEHICLES ON TRACKS
35

URS designed and built the new Eastside Extension of Los Angeles County's Metro Rail Gold Line, which spans six miles from downtown to East Los Angeles.



IN JANUARY 2010, $8 BILLION IN ARRA FUNDING WAS AWARDED TO 31 STATES TO EXPAND HIGH-SPEED RAIL AND OTHER PASSENGER RAIL PROGRAMS.

Source: U.S. Department of Transportation, Office of Public Affairs, January 2010

INFRASTRUCTURE. Continued



As project manager for one of the largest infrastructure projects in Germany in 50 years, URS is overseeing the construction of JadeWeserPort, a new deep-water port in Wilhelmshaven.



With more than 96 million tons of cargo moving through the Olmsted Locks and Dam facilities each year, URS is building a replacement dam as part of the U.S. Army Corps of Engineers' overall program to update aging facilities.

HIGHWAYS & BRIDGES. Although most states will continue to face significant budget pressures in 2010, new federal legislation will subsidize bond issues for urgently needed highway and bridge improvements. Many states also are turning to alternative financing options. Having worked on virtually every type of highway, bridge, tunnel and interchange, URS is well positioned to support the development of new and improved surface transportation networks.

RAIL & TRANSIT. The rail and transit market in the United States has received a boost from ARRA funding, particularly for high-speed and light rail projects. In January 2010, a total of $8 billion was awarded to 31 states to build or expand new rail, streetcar, subway and bus systems. URS currently is supporting rail programs in several states, including California's new high-speed rail system, which received $2.25 billion in stimulus funding.

FACILITIES. Whether modernizing aging, obsolete buildings or designing new state-of-the-art facilities, the use of sustainable building methods and materials that conserve energy, water and other resources is reshaping the facilities market. URS has extensive "green building" expertise and more than 400 architects and engineers with Leadership in Energy and Environmental Design (LEED®) accreditation. A recent LEED Gold-certified project is the URS-designed Lemmen-Holton Cancer Pavilion—one of a small number of healthcare facilities in the United States to have achieved this certification.

WATER RESOURCES. Nearly $15 billion in federal funding has been awarded for water resource programs to modernize and expand water supply and treatment facilities, combined sewer overflow systems, and levees and other flood control structures. For example, many of the levees, locks and dams operated by the U.S. Army Corps of Engineers are more than 50 years old and in need of replacement. At the Olmsted Locks and Dam project in Illinois, URS is building a new 2,700-foot concrete dam across the lower Ohio River, while enabling river navigation to continue on one of the busiest inland waterways in the United States.

PORTS & HARBORS. Many challenges are facing port and maritime operations throughout the world. Larger container ships are creating the need for new or upgraded terminals, port facilities and infrastructure. Similarly, increased security concerns are leading to the implementation of new threat detection systems and inspection facilities to protect ships, cargo and the public. URS is supporting new port security programs, as well as development and modernization projects for port facilities in the United States and Europe.

POWER.

COAL FIRED, GAS-FIRED, NUCLEAR, ALTERNATIVE & RENEWABLE ENERGY, TRANSMISSION & DISTRIBUTION

As industrial production returns to pre-recession levels and power consumption rises, the world will, once again, face the challenge of meeting a growing need for electricity. Addressing long-term energy demand is a complex issue, shaped by changing regulations, aging power plants, and outdated transmission and distribution facilities.

Meeting increased power generation needs likely will require a combination of resources, including oil, natural gas, coal, nuclear power, and alternative and renewable energy. Countries around the world will need to construct new plants, retrofit existing facilities and improve transmission and distribution systems.

URS has engineered or constructed a major portion of the power generating facilities in North America and throughout the world. With extensive, full-service capabilities for all types of power plants and distribution systems, we are well positioned to benefit from the implementation of new emissions control requirements, the increasing development of gas-fired power plants, the upgrade of existing nuclear power plants and the need to integrate renewable energy sources. Given our nuclear industry expertise, we also expect to benefit from the construction of the next generation of nuclear power plants as part of the anticipated renaissance of nuclear energy.

COAL-FIRED. Meeting increasingly stringent environmental regulations is one of the major challenges facing operators of coal-fired power plants. The Clean Air Interstate Rule mandates the implementation of emissions control measures, with deadlines in 2010 and 2015. The Environmental Protection Agency also has proposed stricter air quality guidelines that will affect coal-fired plants. As deadlines approach and new regulations are implemented, URS' experience installing 40,000 megawatts of air quality control systems at more than 200 plants, including the Monroe Power Plant for Detroit Edison, will help position us for these opportunities.

URS PERFORMS UPRATE PROJECTS AT EXISTING NUCLEAR POWER PLANTS TO IMPROVE PRODUCTION AND EFFICIENCY.



URS' nuclear power plant work includes award-winning component replacement projects, such as the installation of four new steam generators at the Diablo Canyon plant in Avila Beach, California.



Under an alliance with Detroit Edison, URS completed the installation of an emissions control system at the Monroe Power Plant—one of the largest coal-fired facilities in the United States.

PHASE TWO OF THE CLEAN AIR INTERSTATE RULE GOES INTO EFFECT IN 2015, FURTHER LIMITING POWER PLANT EMISSIONS OF NO_X AND SO_2 AND SPURRING CLEAN AIR PROJECTS.

Source: U.S. Environmental Protection Agency, January 2010



In Victoria, Australia, URS provided environmental, engineering and construction services for the 58-megawatt Cape Bridgewater wind farm.

WORLD WIND GENERATION CAPACITY MORE THAN QUADRUPLED BETWEEN 2000 AND 2006, DOUBLING ABOUT EVERY THREE YEARS.

Source: World Wind Energy Association, March 2010

As part of Suncor Energy's development of the oil sands in Alberta, Canada, URS is providing design, construction and commissioning services for a natural-gas-fired cogeneration project.

To help meet San Francisco's long-term energy needs, URS is providing planning, environmental, demolition and construction management services for a new 53-mile high-voltage transmission line at the bottom of San Francisco Bay.



ANNUAL NATURAL GAS CONSUMPTION IN THE UNITED STATES AND CANADA IS PROJECTED TO GROW 18% BY 2030.

Source: Interstate Natural Gas Association of America, October 2009



GAS-FIRED. Readily available supplies of natural gas have generated renewed interest in gas-fired power plants. The Department of Energy predicts that 900 of the next 1,000 power plants built in the United States will use natural gas—a low-cost, cleaner-burning alternative to coal. As a result, new and expanded gas-fired plants are expected to help meet the demand for electricity. URS has designed or constructed more than 300 combustion turbine generating units and nearly 100 gas-fired plants, and we anticipate increased demand for the services we provide to develop these facilities.

NUCLEAR. More than 100 nuclear generating units operate in the United States, accounting for 19 percent of the country's electricity production. Although no new nuclear plants have been licensed in the United States in more than 30 years, utilities are ensuring the viability of existing plants through modifications to increase, or uprate, power output. URS is one of only a few contractors with the expertise to perform uprate projects, which typically involve the replacement of existing steam generator turbines and other major components. Nine uprate applications currently are pending with the Nuclear Regulatory Commission. This ongoing work positions URS for the anticipated development of new nuclear power plants as a carbon-free energy source.

ALTERNATIVE & RENEWABLE ENERGY. The use of alternative and renewable energy is growing worldwide, largely driven by increased government funding, more stringent environmental regulations and growing public support. In 2009, global wind farm capacity grew to 157,900 megawatts, a 31 percent increase. The development of solar-powered generating facilities also is expected to increase over the next five years, with innovative projects such as URS' current assignment to install the world's largest pole-mounted solar panel system. In the alternative energy market, URS is supporting a variety of programs, including work on the Cape Bridgewater wind farm, part of one of the Southern Hemisphere's largest wind farm developments.

TRANSMISSION & DISTRIBUTION. The immediate need for a state-of-the-art electric grid has led to increased federal funding to modernize and expand the U.S. transmission and distribution system, including approximately $4.5 billion in American Recovery and Reinvestment Act funding. A modern and reliable transmission and distribution system is required to meet growing energy demands and to facilitate the incorporation of renewable energy sources and new technologies. URS' involvement in hundreds of complex transmission line and substation projects includes the development of a high-voltage transmission line in San Francisco Bay.

INDUSTRIAL & COMMERCIAL.

OIL & GAS. MANUFACTURING. MINING. CHEMICAL & PHARMACEUTICAL



To stay competitive in the global marketplace, industry must develop cost-effective solutions to complex issues—from enhancing operational efficiency and optimizing industrial processes to conserving resources and reducing environmental liabilities. The economic downturn and the decline in demand for oil and gas, manufactured goods, and mineral and metal resources have created additional pressures for many of our industrial and commercial customers.

URS has built long-term relationships and established Master Service Agreements with FORTUNE 500 and industrial and commercial companies around the world by providing complete life-cycle services to address their engineering, construction and environmental needs. From front-end studies, environmental management, and engineering and process design to procurement, construction, facility management, and decommissioning and closure services, URS helps the world's leading companies meet their business challenges.

Although our work in the industrial and commercial market sector has been the most exposed to the economic downturn, we continue to support our clients' operations and assist them in planning for the recovery. By developing innovative solutions to their most complex problems, we are helping transform today's challenges into tomorrow's opportunities.

OIL & GAS. In 2009, the average price of crude oil was $62 per barrel—a $38 decrease from the average in 2008. As demand and prices declined, many oil, gas and pipeline companies delayed or cancelled large-scale capital improvement projects until market conditions improved. However, with commodity prices showing signs of recovery, some customers have begun planning and preliminary design work for previously suspended projects—most notably in Alaska, Colorado and the Canadian oil sands. For example, URS is providing regulatory permitting assistance and preliminary front-end engineering and design services for a major pipeline project in Alaska, and we expect to capture additional engineering and construction work as these types of projects move forward.



As part of an expansion program at Valero's St. Charles Refinery in Louisiana, URS designed and installed a complete upgrade of the facility's wastewater treatment plant to enhance existing units and to add new processes and equipment.

OVER THE NEXT 20 YEARS, APPROXIMATELY $210 BILLION WILL NEED TO BE INVESTED IN NATURAL GAS PIPELINES TO SUPPORT THE GROWING DEMAND FOR GAS-FIRED POWER PLANTS AND TO CONNECT OIL SHALE DEVELOPMENTS.

Source: Interstate Natural Gas Association, October 2009

URS provided construction services for the Williams Willow Creek Natural Gas Processing Plant in Rio Blanco County, Colorado.

In southeastern Idaho, URS operates Monsanto's silica quarry where furnace-grade quartzite is mined for use in Monsanto's processing facility.



44% OF MINE OWNERS, OPERATORS, CONTRACTORS AND METALS PROCESSORS EXPECT TO INCREASE THEIR PROCUREMENT SPENDING OVER THE NEXT 12 MONTHS.

Source: Research and Markets, Global Mining Industry Outlook to 2010, July 2009

In China, URS is providing engineering, geotechnical, environmental and construction management services for a new five-story factory for W.L. Gore & Associates, the producers of GORE-TEX®



INDUSTRIAL & COMMERCIAL. Continued

MANUFACTURING. As consumer spending and the demand for manufactured goods declined in 2009, many manufacturers responded by cutting production levels and postponing major capital expenditures. At the same time, demand has remained strong for the facility management and industrial maintenance services URS provides, as clients outsource non-core functions to better manage their costs. Through these contracts, we are helping our customers optimize the efficiency of their operations, while ensuring stringent safety and regulatory requirements are met. And, when the economy emerges from recession and industrial utilization increases, we will be well positioned to help our customers move forward with large-scale projects.

MINING. Many mining companies are reopening or expanding operations that were closed or curtailed when commodity prices fell. URS has more than a century of experience in planning, developing and operating mines, as well as metal and mineral processing facilities. For example, for more than 30 years, URS has operated Monsanto's silica quarry in Idaho, which produces 300,000 tons of silica annually. Because of our active role at some of the largest and most important mine sites in the world, we expect to benefit from increases in mining activity.

CHEMICAL & PHARMACEUTICAL. Through long-standing relationships with chemical and pharmaceutical clients, URS has helped plan, design and build sophisticated research and production facilities that produce a wide variety of hydrocarbons, chemicals, polymers and plastics, as well as pharmaceutical drugs. We also help these facilities meet regulatory requirements and manage hazardous waste under long-term alliances. As environmental mandates become increasingly stringent and new regulations are proposed to improve security at chemical production sites, we anticipate new opportunities to help our customers address regulatory changes that affect their businesses.



At Holcim's Missouri facility, URS provided procurement, construction management and general contractor services for the world's largest cement manufacturing plant, including two geodesic domes where crushed limestone and coal are stored.

RESULTS.

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS

The following pages contain summary financial data for our fiscal year ended January 1, 2010. Complete financial information can be found in our latest Annual Report on Form 10-K, which accompanies this Annual Report to Stockholders and was filed with the Securities and Exchange Commission on March 2, 2010.

SELECTED FINANCIAL DATA

The following selected financial data was derived from our consolidated financial statements. You should read the selected financial data presented below in conjunction with the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes thereto contained in Item 8, "Consolidated Financial Statements and Supplementary Data," included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2010, which accompanies this Annual Report to Stockholders.

(In millions, except per share data)	**Year ended January 1, 2010[1]**	Year ended January 2, 2009[1]	Year ended December 28, 2007[1,2]	Year ended December 29, 2006[1]	Year ended December 30, 2005[1]
Income Statement Data:					
Revenues	**$ 9,249.1**	$ 10,086.3	$ 5,383.0	$ 4,222.9	$ 3,890.3
Cost of revenues[3]	**(8,772.4)**	(9,608.8)	(5,095.2)	(3,978.1)	(3,660.5)
Impairment of an intangible asset[4]	**(32.8)**	—	—	—	—
General and administrative expenses[3,5,6]	**(75.8)**	(78.7)	(56.5)	(43.3)	(82.7)
Equity in income of unconsolidated joint ventures	**100.9**	106.3	31.5	17.3	27.3
Operating income	**469.0**	505.1	262.8	218.8	174.4
Other income, net[7]	**47.9**	—	—	—	—
Net income attributable to URS[8]	**269.1**	219.8	132.2	113.0	82.5
Earnings per share:					
Basic[9]	**$ 3.31**	$ 2.61	$ 2.33	$ 2.19	$ 1.75
Diluted[9]	**$ 3.29**	$ 2.59	$ 2.30	$ 2.15	$ 1.71
Balance Sheet Data (As of the end of period):					
Total assets	**$ 6,904.4**	$ 7,001.2	$ 6,930.0	$ 2,581.0	$ 2,469.4
Total long-term debt	**$ 689.7**	$ 1,091.5	$ 1,288.8	$ 149.5	$ 297.9
Total URS stockholders' equity[6,10,11]	**$ 3,905.8**	$ 3,624.6	$ 3,478.6	$ 1,506.7	$ 1,344.5
Total noncontrolling interests[8]	**$ 44.7**	$ 31.1	$ 25.1	$ 3.5	$ —
Total stockholders' equity[8]	**$ 3,950.5**	$ 3,655.8	$ 3,503.7	$ 1,510.2	$ 1,344.5

[1] Our fiscal year is the 52/53-week period ending on the Friday closest to December 31. Our 2008 fiscal year, which ended on January 2, 2009, contained 53 weeks.

[2] In November 2007, we acquired Washington Group International, Inc. ("WGI"), resulting in the inclusion of WGI's results of operations for the six-week period from November 16, 2007, the effective date of the acquisition for financial reporting purposes, through December 28, 2007, in our 2007 results of operations and cash flows. The fair value of the acquired net assets of WGI was included in our Consolidated Balance Sheet as of December 28, 2007.

In connection with the WGI acquisition, we issued approximately 29.5 million shares of common stock valued at $1.8 billion and borrowed $1.4 billion under the 2007 Credit Facility. The 2007 Credit Facility provides for two term loan facilities in the aggregate amount of $1.4 billion and a revolving credit facility in the amount of $700.0 million, which also is available for issuing letters of credit.

[3] Costs of revenues and general and administrative expenses for fiscal years 2009, 2008 and 2007 included stock-based compensation expense of $41.2 million, $30.3 million and $25.1 million, respectively. There was no stock-based compensation expense related to employee stock options and employee stock purchases prior to 2006, as permitted under the then applicable accounting guidance.

[4] For the year ended January 1, 2010, we recorded a $32.8 million charge for the impairment of our intangible asset related to the "Washington" trade name. On a net, after-tax basis, this transaction resulted in decreases to net income and diluted EPS of $19.6 million and $0.24, respectively, for the year ended January 1, 2010. See further discussion in Note 8, "Goodwill and Intangible Assets" to our "Consolidated Financial Statements," included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended January 1, 2010.

[5] General and administrative expenses included charges of $2.9 million, $0.2 million and $33.1 million for costs incurred to extinguish our debt during the years ended December 28, 2007, December 29, 2006, and December 30, 2005, respectively.

[6] On December 30, 2006, the beginning of our 2007 fiscal year, we adopted new accounting guidance on tax contingencies. As of December 30, 2006, we had $20.1 million of unrecognized tax benefits. The cumulative effect of the adoption of this guidance was a reduction in retained earnings of $4.3 million. For the years ended January 1, 2010, January 2, 2009, and December 28, 2007, we recognized $0.5 million, $1.6 million and $0.6 million, respectively, of accrued interest and penalties related to unrecognized tax benefits. Accrued interest is included as interest expense, and penalties are included as income tax expense in our consolidated financial statements.

[7] During fiscal year 2009, we recorded $47.9 million of other income, net, consisting of a $75.6 million gain associated with the sale of our equity investment in MIBRAG, net of $5.2 million of sale-related costs. This gain was partially offset by a $27.7 million loss on the settlement of a foreign currency forward contract during fiscal year 2009, which primarily hedged our net investment in MIBRAG. On a net, after-tax basis, these two transactions resulted in increases to net income and diluted EPS of $30.6 million and $0.37, respectively, for the year ended January 1, 2010. For further discussion, see Note 5, "Investments in and Advances to Joint Ventures" and Note 9, "Indebtedness" to our "Consolidated Financial Statements," included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended January 1, 2010.

[8] On January 3, 2009, the beginning of our 2009 fiscal year, we adopted new accounting guidance on the disclosure of noncontrolling interests on consolidated financial statements. This guidance requires us to present noncontrolling interests separately in our Consolidated Statements of Operations. Under the new presentation, net income attributable to URS in our Consolidated Statements of Operations excludes the noncontrolling interests in income of consolidated subsidiaries, net of tax. In addition, this guidance requires us to present noncontrolling interests, which previously were characterized as minority interests, as a component of our total stockholders' equity. Prior years' balances have been retroactively revised for comparability.

[9] On January 3, 2009, the beginning of our 2009 fiscal year, we adopted new accounting guidance on share-based payment awards. This guidance defines share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents prior to vesting as participating securities. These share-based payments are considered in the earnings allocation in computing EPS under the two-class method. Because this guidance requires retrospective application, our EPS was revised to reflect the impact on years prior to fiscal year 2009.

	Year ended January 2, 2009	Year ended December 28, 2007	Year ended December 29, 2006	Year ended December 30, 2005
Earnings per share:				
Basic (as reported)	**$ 2.68**	$ 2.39	$ 2.23	$ 1.76
Basic (as revised)	**$ 2.61**	$ 2.33	$ 2.19	$ 1.75
Diluted (as reported)	**$ 2.66**	$ 2.35	$ 2.19	$ 1.72
Diluted (as revised)	**$ 2.59**	$ 2.30	$ 2.15	$ 1.71

[10] Stockholders' equity for 2006 included the effects of adopting and the incremental effects of applying new accounting guidance on retirement benefits. During fiscal year 2006, we adopted this guidance and recognized additional pension liabilities of approximately $4.4 million. We also reduced our stockholders' equity by approximately $4.4 million on an after-tax basis.

[11] We have not paid cash dividends to our stockholders since 1986. Under the provisions of our 2007 Credit Facility, we are precluded from paying cash dividends to our stockholders on outstanding common stock until our Consolidated Leverage Ratio is equal to or less than 1.00:1.00.

URS CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	January 1, 2010	January 2, 2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 720,621**	$ 223,998
Short-term investments	**30,682**	—
Accounts receivable, including retentions of $41,771 and $51,141, respectively	**924,271**	1,062,177
Costs and accrued earnings in excess of billings on contracts	**1,024,215**	1,079,047
Less receivable allowances	**(47,651)**	(39,429)
Net accounts receivable	**1,900,835**	2,101,795
Deferred tax assets	**98,198**	161,061
Other current assets	**130,484**	153,627
Total current assets	**2,880,820**	2,640,481
Investments in and advances to unconsolidated joint ventures	**93,874**	269,616
Property and equipment at cost, net	**258,950**	347,076
Intangible assets, net	**425,860**	511,508
Goodwill	**3,170,031**	3,158,205
Other assets	**74,881**	74,266
Total assets	**$ 6,904,416**	$ 7,001,152
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt	**$ 115,261**	$ 16,506
Accounts payable and subcontractors payable, including retentions of $51,475 and $85,097, respectively	**586,783**	712,552
Accrued salaries and employee benefits	**435,456**	430,938
Billings in excess of costs and accrued earnings on contracts	**235,268**	254,186
Other current liabilities	**156,746**	173,173
Total current liabilities	**1,529,514**	1,587,355
Long-term debt	**689,725**	1,091,528
Deferred tax liabilities	**324,711**	270,165
Self-insurance reserves	**101,338**	101,930
Pension, post-retirement, and other benefit obligations	**202,095**	202,520
Other long-term liabilities	**106,568**	91,898
Total liabilities	**2,953,951**	3,345,396
Commitments and contingencies		
URS stockholders' equity:		
Preferred stock, authorized 3,000 shares; no shares outstanding	**—**	—
Common shares, par value $.01; authorized 200,000 shares; 86,071 and 85,004 shares issued, respectively; and 84,019 and 83,952 shares outstanding, respectively	**860**	850
Treasury stock, 2,052 and 1,052 shares at cost, respectively	**(83,810)**	(42,585)
Additional paid-in capital	**2,884,941**	2,838,290
Accumulated other comprehensive loss	**(49,239)**	(55,866)
Retained earnings	**1,153,062**	883,942
Total URS stockholders' equity	**3,905,814**	3,624,631
Noncontrolling interests	**44,651**	31,125
Total stockholders' equity	**3,950,465**	3,655,756
Total liabilities and stockholders' equity	**$ 6,904,416**	$ 7,001,152

Refer to our Annual Report on Form 10-K for the fiscal year ended January 1, 2010, accompanying this Annual Report to Stockholders, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

URS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	**Year ended January 1, 2010**	Year ended January 2, 2009	Year ended December 28, 2007
Revenues	**$ 9,249,088**	$ 10,086,289	$ 5,383,007
Cost of revenues	**(8,772,416)**	(9,608,779)	(5,095,271)
Impairment of an intangible asset	**(32,825)**	—	—
General and administrative expenses	**(75,826)**	(78,654)	(56,468)
Equity in income of unconsolidated joint ventures	**100,933**	106,277	31,516
Operating income	**468,954**	505,133	262,784
Interest expense	**(48,393)**	(90,763)	(27,730)
Other income, net	**47,914**	—	—
Income before income taxes	**468,475**	414,370	235,054
Income tax expense	**(177,556)**	(172,813)	(97,254)
Net income	**290,919**	241,557	137,800
Noncontrolling interests in income of consolidated subsidiaries, net of tax	**(21,799)**	(21,766)	(5,557)
Net income attributable to URS	**$ 269,120**	$ 219,791	$ 132,243
Earnings per share:			
Basic	**$ 3.31**	$ 2.61	$ 2.33
Diluted	**$ 3.29**	$ 2.59	$ 2.30
Weighted-average shares outstanding:			
Basic	**81,401**	81,878	55,265
Diluted	**81,842**	82,376	56,031

Refer to our Annual Report on Form 10-K for the fiscal year ended January 1, 2010, accompanying this Annual Report to Stockholders, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

URS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year ended January 1, 2010	Year ended January 2, 2009	Year ended December 28, 2007
Cash flows from operating activities:			
Net income	**$ 290,919**	$ 241,557	$ 137,800
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	**86,937**	89,984	44,826
Amortization of intangible assets	**52,823**	52,640	7,066
Amortization of debt issuance costs	**7,820**	8,455	3,266
Loss on settlement of foreign currency forward contract	**27,675**	—	—
Net gain on sale of investment in unconsolidated joint venture	**(75,589)**	—	—
Impairment of an intangible asset	**32,825**	—	—
Normal profit	**(10,969)**	(7,219)	(4,071)
Costs incurred for extinguishment of debt	**—**	—	2,897
Provision for doubtful accounts	**5,781**	5,046	2,867
Deferred income taxes	**107,646**	107,601	69,488
Stock-based compensation	**41,209**	30,325	25,061
Excess tax benefits from stock-based compensation	**(1,532)**	(4,491)	(6,929)
Equity in income of unconsolidated joint ventures, less dividends received	**(15,378)**	(10,136)	(3,163)
Changes in operating assets, liabilities and other, net of effects of acquisitions:			
Accounts receivable and costs and accrued earnings in excess of billings on contracts	**214,199**	(100,366)	17,073
Other current assets	**30,700**	(12,012)	(50,510)
Changes in advances to unconsolidated joint ventures	**10,387**	(15,932)	29,739
Accounts payable, accrued salaries and employee benefits, and other current liabilities	**(144,503)**	(80,650)	66,045
Billings in excess of costs and accrued earnings on contracts	**(11,966)**	17,625	(9,120)
Other long-term liabilities	**(6,589)**	37,278	406
Other assets, net	**9,210**	14,518	(14,161)
Total adjustments and changes	**360,686**	132,666	180,780
Net cash from operating activities	**651,605**	374,223	318,580
Cash flows from investing activities:			
Payments for business acquisitions, net of cash acquired	**(14,228)**	(26,383)	(1,259,547)
Proceeds from disposal of property and equipment	**54,473**	17,442	2,700
Proceeds from sale of investment in unconsolidated joint venture, net of related selling costs	**282,584**	—	—
Payment in settlement of foreign currency forward contract	**(273,773)**	—	—
Receipt in settlement of foreign currency forward contract	**246,098**	—	—
Investments in and advances to unconsolidated joint ventures	**(16,301)**	(34,299)	(5,018)
Changes in restricted cash	**(1,551)**	1,611	(1,512)
Capital expenditures, less equipment purchased through capital leases and equipment notes	**(41,569)**	(91,658)	(41,650)
Purchases of short-term investments	**(195,682)**	—	—
Maturities of short-term investments	**165,000**	—	—
Net cash from investing activities	**205,051**	(133,287)	(1,305,027)

URS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
CONTINUED

(In thousands)	**Year ended January 1, 2010**	Year ended January 2, 2009	Year ended December 28, 2007
Cash flows from financing activities:			
Long-term debt principal payments	**(310,519)**	(209,286)	(243,353)
Long-term debt borrowings	**—**	—	1,401,314
Net payments under lines of credit and short-term notes	**(597)**	(261)	(4,928)
Net change in overdrafts	**4,376**	(15,200)	12,304
Capital lease obligation payments	**(6,415)**	(7,713)	(11,500)
Excess tax benefits from stock-based compensation	**1,532**	4,491	6,929
Proceeds from employee stock purchases and exercises of stock options	**15,654**	27,186	19,166
Net distributions to noncontrolling interests	**(22,839)**	(30,359)	(5,235)
Payments of debt issuance costs	**—**	—	(21,250)
Purchase of treasury stock	**(41,225)**	(42,298)	—
Net cash from financing activities	**(360,033)**	(273,440)	1,153,447
Net increase (decrease) in cash and cash equivalents	**496,623**	(32,504)	167,000
Cash and cash equivalents at beginning of period	**223,998**	256,502	89,502
Cash and cash equivalents at end of period	**$ 720,621**	$ 223,998	$ 256,502
Supplemental information:			
Interest paid	**$ 40,316**	$ 81,588	$ 22,300
Taxes paid	**$ 58,850**	$ 58,716	$ 58,404
Taxes refunded	**$ 31,244**	$ —	$ —
Supplemental schedule of noncash investing and financing activities:			
Fair value of assets acquired (net of cash acquired)	**$ 3,014**	$ 9,747	$ 2,861,174
Liabilities assumed	**(3,014)**	(9,747)	(1,024,977)
Noncash business acquisitions	**$ —**	$ —	$ 1,836,197
Equipment acquired with capital lease obligations and equipment note obligations	**$ 8,640**	$ 12,429	$ 17,081

Refer to our Annual Report on Form 10-K for the fiscal year ended January 1, 2010, accompanying this Annual Report to Stockholders, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed statements.

PERFORMANCE MEASUREMENT COMPARISON[1]

The following chart compares the cumulative total stockholder returns from a $100 investment in our common stock for the last five fiscal years with the cumulative return of the Standard & Poor's MidCap 400 Index (the "MidCap Index") and the Standard & Poor's 1500 SuperComposite Construction & Engineering Component Index (the "Engineering Index")[2]. We believe that the MidCap Index is an appropriate independent broad market index because it measures the performance of companies with mid-cap market capitalizations. In addition, we believe that the Engineering Index is an appropriate independent industry index because it measures the performance of construction and engineering companies.

Comparison of Five-Year Cumulative Total Return Among URS Corporation, S&P MidCap 400 Index, and S&P 1500 SuperComposite Construction & Engineering Component Index


(Total cumulative return – dollars)
400
300
200
100
0
S&P 1500 SuperComposite Construction & Engineering
URS
S&P MidCap 400
Fiscal Year 2004
Fiscal Year 2005
Fiscal Year 2006
Fiscal Year 2007
Fiscal Year 2008
Fiscal Year 2009

[1] This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

[2] The Engineering Index contains the following public companies: AECOM Technology Corporation; Comfort Systems USA, Inc.; Dycom Industries, Inc.; EMCOR Group, Inc.; Fluor Corporation; Granite Construction Inc.; Insituform Technologies, Inc.; Jacobs Engineering Group Inc.; KBR, Inc.; Quanta Services, Inc.; The Shaw Group Inc.; and URS Corporation.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management, with the participation of our CEO and CFO, assessed our internal control over financial reporting as of January 1, 2010, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation and testing of the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on management's assessment, management has concluded that our internal control over financial reporting was effective as of January 1, 2010. Management communicated the results of management's assessment to the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the company's internal control over financial reporting at January 1, 2010, as stated in their report appearing under Item 8 of our Annual Report on Form 10-K for the fiscal year ended January 1, 2010, which accompanies this Annual Report to Stockholders.

Inherent Limitations on Effectiveness of Controls

The company's management, including the CEO and CFO, has designed our control systems to provide reasonable assurances. However, management does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Controls also can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any system's design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of a system's control effectiveness into future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of URS Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of URS Corporation and its subsidiaries as of January 1, 2010 and January 2, 2009, and the related consolidated statements of operations, of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended January 1, 2010 (not presented herein) appearing in URS Corporation's Annual Report on Form 10-K for the year ended January 1, 2010; and in our report dated March 2, 2010, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
March 2, 2010

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CORPORATE DIRECTORY

DIRECTORS

Martin M. Koffel
Chairman of the Board and
Chief Executive Officer

H. Jesse Arnelle
Formerly Of Counsel,
Womble, Carlyle, Sandridge
and Rice

Armen Der Marderosian
President and CEO,
GTE Government Systems
Corporation (Ret.)

Mickey P. Foret
Executive Vice President and
Chief Financial Officer,
Northwest Airlines, Inc. (Ret.)

Senator William H. Frist, M.D.
Partner,
Cressey & Company LP
(Private investment firm)

Lydia H. Kennard
Principal,
Airport Property Ventures
(Developer and operator of
aviation facilities)

Joseph W. Ralston
General, U.S. Air Force (Ret.)
Vice Chairman,
The Cohen Group
(International business
consulting services)

John D. Roach
Chairman and Chief
Executive Officer,
Stonegate International
(Private investment and
advisory services)

Douglas W. Stotlar
President and Chief
Executive Officer,
Con-way Inc.
(Transportation and logistics)

William P. Sullivan
President and Chief
Executive Officer,
Agilent Technologies, Inc.
(Scientific and technical
instruments)

William D. Walsh
Chairman,
Sequoia Associates, LLC
(Private investment firm)

CORPORATE EXECUTIVE OFFICERS

Martin M. Koffel
Chairman of the Board and
Chief Executive Officer

H. Thomas Hicks
Vice President and Chief
Financial Officer

Thomas W. Bishop
Vice President,
Strategy

Reed N. Brimhall
Vice President,
Corporate Controller and
Chief Accounting Officer

Gary V. Jandegian
Vice President

Susan B. Kilgannon
Vice President,
Corporate Communications

Thomas J. Lynch
Vice President,
Corporate Information
Technology

Joseph Masters
Vice President,
General Counsel and
Secretary

Olga Perković
Vice President,
Corporate Planning

Sreeram Ramraj
Vice President,
Investor Relations

Judy L. Rodgers
Vice President,
Corporate Treasurer

Randall A. Wotring
Vice President

Thomas H. Zarges
Vice President

INFRASTRUCTURE & ENVIRONMENT MANAGEMENT

Gary V. Jandegian
President

Thomas W. Bishop
Group General Manager,
West/Europe

Dhamo S. Dhamotharan
Executive Vice President,
Private Sector Business
Development

Hisham H.H. Mahmoud
Group General Manager,
East/Midwest

E. Steven Pearson
Group General Manager,
Pacific

Vincent C. Provenza
Group General Manager,
Central

Sarabjit Singh
Group General Manager,
South/Atlantic

Martin S. Tanzer
Executive Vice President,
Public Sector Business
Development

FEDERAL SERVICES MANAGEMENT

Randall A. Wotring
President

Edward A. Katkic
Vice President,
Plans and Programs

Wade H. McManus, Jr.
Major General,
U.S. Army (Ret.)
Group General Manager,
Defense Maintenance
& Logistics

Guy W. Stevenson
Group General Manager,
Global Security

David W. Swindle, Jr.
Executive Vice President,
Mission Assurance

John C. Vollmer
Group General Manager,
Systems Engineering
& Technology

Thomas T. Wrenn
Vice President,
Marketing and Development

ENERGY & CONSTRUCTION MANAGEMENT

Thomas H. Zarges
President

Robert W. Zaist
Senior Executive Vice
President,
Business Development

Frank C. Gross, Jr.
Group General Manager,
Industrial/Process

George L. Nash
Group General Manager,
President, Power

David A. Pethick
Group General Manager,
Global Management
& Operations Services

Chris L. Phillips
President,
Rust Constructors Inc.

Eugene R. Recher
Group General Manager,
Project Services

Greg P. Therrien
Group General Manager,
Civil Construction & Mining

CORPORATE INFORMATION

CORPORATE OFFICE

600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
Tel: 415.774.2700
Fax: 415.398.1905
E-mail: investor_relations@urscorp.com
Web site: www.urscorp.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

REGISTRAR AND TRANSFER AGENT

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
800.874.1991

TDD for Hearing Impaired: 800.231.5469
Foreign Stockholders: 201.680.6578
TDD for Foreign Stockholders: 201.680.6610
www.bnymellon.com/shareowner/isd

CORPORATE COUNSEL

Cooley Godward Kronish LLP

FORM 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended January 1, 2010, as filed with the Securities and Exchange Commission, may be obtained by our stockholders without charge. Requests should be sent to Sreeram (Sam) Ramraj in our Investor Relations Department at our corporate office address (above), via e-mail at investor_relations@urscorp.com, or by calling 877.877.8970. The Form 10-K also can be accessed on our Web site at www.urscorp.com.

Supplementary financial information and selected financial data required by Rule 14a-3(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended, is included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2010, which accompanies this Annual Report to Stockholders.

ANNUAL MEETING

The Annual Meeting of Stockholders of URS Corporation will be held at 8:30 A.M. on Thursday, May 27, 2010, at the offices of Cooley Godward Kronish LLP, 101 California Street, 5th Floor, San Francisco, California.

STOCK LISTING

The shares of our common stock are listed on the New York Stock Exchange under the symbol *URS*. As of April 2, 2010, we had approximately 3,200 stockholders of record. The following table sets forth the low and high sale prices of our common stock, as reported by *The Wall Street Journal*, for the periods indicated.

	Market Price	
	Low	High
Fiscal Period:		
2008:		
First Quarter	$ 30.75	$ 55.96
Second Quarter	$ 32.25	$ 49.10
Third Quarter	$ 35.88	$ 48.92
Fourth Quarter	$ 19.94	$ 43.41
2009:		
First Quarter	$ 27.66	$ 44.80
Second Quarter	$ 38.67	$ 53.12
Third Quarter	$ 41.05	$ 51.58
Fourth Quarter	$ 38.03	$ 45.83
2010:		
First Quarter	$ 42.67	$ 50.47

We have not paid cash dividends since 1986, and, at the present time, we do not anticipate paying dividends on our outstanding common stock in the near future. In addition, we are precluded by provisions in our 2007 Credit Facility from paying cash dividends on our outstanding common stock until our Consolidated Leverage Ratio[1] is equal to or less than 1.00:1.00. Please refer to Note 9, "Indebtedness" and Note 14, "Stockholders' Equity" to our "Consolidated Financial Statements and Supplementary Data," included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2010.

[1] Consolidated Leverage Ratio is as defined in Note 9, "Indebtedness" to our "Consolidated Financial Statements and Supplementary Data" included in our Annual Report on Form 10-K for the fiscal year ended January 1, 2010.

© URS Corporation 2010
Unless otherwise indicated, all trademarks appearing in this Annual Report are owned by URS Corporation and its affiliates.


Mixed Sources
FSC

Design and illustration:
OTTO NY

Photo credits:
Page 10, top photo courtesy of U.S. Department of Defense; Page 13, top photo courtesy of MoDOT; Page 15, top photo courtesy of: JadeWeserPort Realisierungsgesellschaft; Page 19, top photo by Ian Austin; Page 21, bottom photo by Don Thompson, courtesy of Williams.



URS

URS CORPORATION
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
www.urscorp.com